Filed by Synovus Financial Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Synovus Financial Corp.
Commission File No.: 001-10312
Pinnacle Financial Partners, Inc.
Commission File No.: 000-31225
Date: July 25, 2025

[The following FAQs were made available to employees of Synovus Financial Corp. on July 24, 2025.]

Pinnacle Financial Partners and Synovus Announce Merger

Synovus is entering into a merger with Pinnacle Financial Partners to be an even stronger partner-of-choice for clients, further increase our standing as an employer-of-choice for top talent, and deliver greater value to our shareholders.

A Commitment to Our Team Members

At Synovus, putting people first starts with our team. Through all decisions and actions, we commit to the highest levels of respect and support for our team members. As we progress through this exciting transformation, we will do our best to ensure a seamless process and to be transparent about any changes that may affect your work or require your attention. While we are just at the beginning of this journey, we know you may already have questions, and we will keep you informed every step of the way.

Team Member Frequently Asked Questions (FAQs)

What is happening?
On July 24, Pinnacle and Synovus announced plans to merge. The merger is subject to customary closing conditions, including the receipt of required regulatory approvals and approval by the shareholders of Synovus and Pinnacle.  Once the transaction is completed, the banks will become Pinnacle Financial Partners.

When is this happening?
This is not an overnight event and will occur in stages over the course of several months. We are also in the beginning stages of integration planning. As we move forward, we are committed to being timely with relevant updates to you.

Why are we doing this?
We entered into this agreement to bring together two strong banks—Synovus and Pinnacle—so we can grow faster, offer more to our clients, and create more opportunities for our people. By joining forces, we’ll have a bigger presence in high-growth markets, deliver better banking solutions, operate more efficiently, and become an even better place to work. This merger is about unlocking new value for everyone—our customers, team members, communities and shareholders.

How is this a good thing for me?
Both Synovus and Pinnacle have built exceptionally strong cultures, put people first, and have an unwavering commitment to service. As our team member, you can expect greater opportunities for growth, enhanced resources and training, and a deeper commitment to building meaningful relationships with clients. Together, we will be even stronger, accelerating innovations and increasing investments that advance client and team member experiences.

How will this benefit our clients and our communities?
Both Synovus and Pinnacle are deeply committed to supporting our clients and the communities we serve. For clients, this merger will create an even stronger partner with a larger suite of sophisticated products and capabilities and a continued focus on exceptional service and advice.  Our Synovus team members have long been a valued part of the community, and Pinnacle shares this dedication to making a positive impact. Together, we intend not only to continue our current community outreach and non-profit philanthropy, but also to look for new opportunities to strengthen our support for local organizations and initiatives.

Who is Pinnacle?
Pinnacle provides a full range of banking, investment, trust, mortgage and insurance products and services designed for businesses and their owners and individuals interested in a comprehensive relationship with their financial institution. Pinnacle is No. 9 on FORTUNE magazine’s 2025 list of 100 Best Companies to Work For® in the U.S., its ninth consecutive appearance, and was recognized by American Banker as one of America’s Best Banks to Work For 12 years in a row and No. 1 among banks with more than $10 billion in assets in 2024. The firm began operations in a single location in downtown Nashville, TN in October 2000 and has since grown to approximately $54.8 billion in assets as of June 30, 2025. As the second-largest bank holding company headquartered in Tennessee, Pinnacle operates in several primarily urban markets across the Southeast. Visit pnfp.com for additional information about Pinnacle.

How will this affect me? Will my role or responsibilities change? What about who I report to?
Right now, we’re still in the early stages of planning, so there aren’t any immediate changes to your role, responsibilities, or reporting structure. As we move forward, our top priority is to be thoughtful and caring in every decision we make about our team members. We will keep you updated, listen to your feedback, and support you every step of the way.

What happens to compensation and benefits?
At this stage, there are no planned changes to your compensation or benefits. Open enrollment for 2026 benefits for Synovus team members will take place as scheduled this fall. We’re committed to ensuring our team members feel secure and valued, and we’ll share any updates with you as soon as they become available.

Will there be any changes to how or when I get paid?
At this time, there are no planned changes to how or when you get paid – Synovus team members will continue to receive their paychecks every two weeks by the methods already selected. We know how important consistency is, and we’re committed to keeping you informed and supported throughout this transition. If anything changes, we’ll let you know right away.

Will this merger result in any workforce reduction?
At this point, we’re focused on bringing together the strengths of both organizations and creating new opportunities for our combined team. We are still working through the details, and no decisions have been made about workforce changes. Our intention is to minimize impacts on our people, and we’ll approach decisions thoughtfully and communicate openly with you as plans develop.

Will we have to move offices?
No decisions have been made about office locations yet. If any changes become necessary, we’ll let you know well in advance and will do our best to make any transitions as smooth as possible.

Are we still going to be Synovus employees or are we going to now work for the combined company?
Until the transaction closes, you’ll remain Synovus employees. Once the transaction is complete, you’ll become employees of Pinnacle Financial Partners. We’ll keep you updated throughout the process and make sure you have the information and support you need for a smooth transition.

When will our name and brand change?
The name and brand change will not take place overnight – we will remain doing business as separate companies until the transaction closes. A timeline and process for the full brand conversion – including signage, product names, websites, cards, etc. – is in development and will be communicated in a timely manner.

Will our commitment to serving the community or our volunteer programs change because of this merger?
Supporting our communities is a core part of who we are, and we know it’s something our team is truly passionate about. The great news is that Pinnacle shares this same dedication to community service—they have a strong track record of giving back and encouraging employees to get involved. As we come together, we’re excited about the opportunity to combine our efforts and make an even bigger positive impact. We’ll continue to support and grow our volunteer programs, and we look forward to finding new ways to serve our communities together.

How will you communicate with me?
The primary place to find the most comprehensive, up-to-date information is our One Synovus transformation page. We’ll reach out to you through our normal methods of communication to keep you informed.

Who can I call with questions?
If you have questions as we move through this process, please don’t hesitate to reach out to your direct supervisor. We know this is a time of change, and we’re here to support you, answer your questions, and listen to your feedback. Our goal is to make sure you feel informed and cared for every step of the way.

Please note: This document will be continuously updated to address your questions as additional information becomes available.

Forward-Looking Statements

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction between Synovus Financial Corp.  (“Synovus”) and Pinnacle Financial Partners, Inc. (“Pinnacle”), including future financial and operating results (including the anticipated impact of the proposed transaction on Synovus’ and Pinnacle’s respective earnings and tangible book value), statements related to the expected timing of the completion of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts.  You can identify these forward-looking statements through the use of words such as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “should,” “predicts,” “could,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for Synovus’, Pinnacle’s or combined company’s future businesses and financial performance and/or the performance of the banking industry and economy in general.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Synovus, Pinnacle or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Synovus or Pinnacle and are subject to significant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements.  A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this communication. Many of these factors are beyond Synovus’, Pinnacle’s or the combined company’s ability to control or predict.  These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Synovus’ business and to Pinnacle’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Pinnacle’s and Synovus’ respective businesses and operations will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the shareholders of Synovus or Pinnacle, (5) the amount of the costs, fees, expenses and charges related to the transaction, (6) the ability by each of Synovus and Pinnacle to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction, (7) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the proposed, (8) the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (9) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (10) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed transaction, (12) the possibility the combined company is subject to additional regulatory requirements as a result of the proposed transaction or expansion of the combined company’s business operations following the proposed transaction, (13) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Synovus, Pinnacle or the combined company and (14) general competitive, economic, political and market conditions and other factors that may affect future results of Synovus and Pinnacle including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; and capital management activities.  Additional factors which could affect future results of Synovus and Pinnacle can be found in Synovus’ or Pinnacle’s filings with the Securities and Exchange Commission (the “SEC”), including in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Synovus’ Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and in Pinnacle’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Synovus and Pinnacle do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.

Important Information About the Merger and Where to Find It

Steel Newco Inc. (“Newco”) intends to file a registration statement on Form S-4 with the SEC to register the shares of Newco common stock that will be issued to Pinnacle shareholders and Synovus shareholders in connection with the proposed transaction.  The registration statement will include a joint proxy statement of Synovus and Pinnacle that also constitutes a prospectus of Newco.  The definitive joint proxy statement/prospectus will be sent to the shareholders of each of Synovus and Pinnacle in connection with the proposed transaction.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Synovus, Pinnacle or Newco through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations department of Synovus or Pinnacle at:

Synovus Financial Corp.	Pinnacle Financial Partners, Inc.
33 West 14th Street	21 Platform Way South
Columbus, GA 31901	Nashville, TN 37203
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@Synovus.com (706) 641-6500	Investor.Relations@pnfp.com (615) 743-8219

Before making any voting or investment decision, investors and security holders of Synovus and Pinnacle are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction.  Free copies of these documents may be obtained as described above.

Participants in Solicitation

Synovus and Pinnacle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Synovus’ shareholders and Pinnacle’s shareholders in respect of the proposed transaction under the rules of the SEC. Information regarding Synovus’ directors and executive officers is available in Synovus’ proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 12, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000057/syn-20250312.htm) (the “Synovus 2025 Proxy”), under the headings “Corporate Governance and Board Matters,” “Director Compensation,”  “Proposal 1 Election of Directors,” “Executive Officers,” “Stock Ownership of Directors and Named Executive Officers,” “Executive Compensation,” “Compensation and Human Capital Committee Report,” “Summary Compensation Table,” and “Certain Relationships and Related Transactions,” and in Synovus’ Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 21, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000049/syn-20241231.htm), and in other documents subsequently filed by Synovus with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Synovus’ securities by Synovus’ directors or executive officers from the amounts described in the Synovus 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Synovus 2025 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Pinnacle’s directors and executive officers is available in Pinnacle’s proxy statement for its 2025 annual meeting of shareholders, filed with the SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000063/pnfp-20250303.htm) (the “Pinnacle 2025 Proxy”), under the headings “Environmental, Social and Corporate Governance,”  “Proposal 1 Election of Directors,” “Information About Our Executive Officers,” “Executive Compensation,” “Security Ownership of Certain Beneficial Owners and Management,” and “Certain Relationships and Related Transactions,” and in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on February 25, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000042/pnfp-20241231.htm), and in other documents subsequently filed by Pinnacle with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Pinnacle’s securities by Pinnacle’s directors or executive officers from the amounts described in the Pinnacle 2025 Proxy have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Pinnacle 2025 Proxy and are available at the SEC’s website at www.sec.gov.  Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.